

Mail Stop 4631

June 14, 2016

<u>Via E-mail</u>
Mr. Jeff J. Kaminski
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

      Re: **KB Home**
             Form 10-K for the Fiscal Year Ended November 30, 2015
             Filed January 25, 2016
             File No. 1-9195

Dear Mr. Kaminski:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ W. John Cash

                        W. John Cash
                        Accounting Branch Chief
                        Office of Manufacturing and Construction